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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Luxair Orders More Embraer E195-E2s

São José dos Campos – Brazil, December 17, 2024 – Luxair, flag carrier of the Grand Duchy of Luxembourg, has signed a firm order with Embraer (NYSE: ERJ; B3: EMBR3) for two E195-E2; the most efficient aircraft in the single aisle segment. The E195-E2 small narrowbody aircraft will complement the larger narrowbody aircraft the airline has on order.

In exercising the two options secured in their 2023 firm order for four E195-E2 aircraft, Luxair now has a total of six E195-E2s on order. Three purchase rights remain, with conversion rights to E190-E2 as required. Luxair’s first aircraft delivery, from the 2023 order, is scheduled to fly early 2026. Luxair’s new order secures additional delivery slots in 2027.

“The E195-E2 is a critical investment in Luxair's future, enabling us to balance growth with our commitment to a greener and quieter future. Starting in 2026, these aircraft will mark the beginning of a new era for Luxair, bringing quieter operations, superior fuel efficiency, and unmatched passenger comfort to our customers. With a focus on a remarkably quiet interior cabin and low noise emissions, the E195-E2 aligns perfectly with our vision for a more sustainable, efficient, and customer-focused regional airline,” said Gilles Feith, CEO of Luxair.

Marie-Louise Philippe, SVP Sales and Marketing, Head of Region Europe and Central Asia, Embraer Commercial Aviation, said, “We thank Luxair for the trust they have shown in Embraer with this follow on order, coming before the delivery of their first E2s next year. The E2 is perfectly suited to Luxair’s operations and ambitions, closely complementing Luxair’s existing and on-order fleet, ensuring the maximum level of fleet and network optimization to the airline for the long-term. The E2’s advanced features, new technology, low noise and environmental footprint, make it possible for airlines to manage both their growth and sustainability goals.”

Luxair’s E195-E2 will be configured in a comfortable single class layout with 136 seats in Embraer’s signature two by two seating; meaning no middle seats. Luxair has selected the popular Recaro seating which is now available as SFE (Supplier Furnished Equipment).

Images: https://embraer.imagerelay.com/ml/618588f71f2c4b1ea7ff428109d37502

About Luxair

Founded in 1961, Luxair is a key player in the economy of the Grand Duchy of Luxembourg and the surrounding Greater Region. Passenger air transport is probably the most well-known activity of the general public. Luxair offers fast air service to most major cities, business centres and international hubs in Europe. The airline offers maximum flexibility to its business customers and quality travel to its leisure customers. Luxair's tour operator offers a wide range of packages and themed holidays through its tourism division. Luxair is also the provider of airport services at Luxembourg Airport and its air cargo division handles all kinds of goods with ease and efficiency.

About Embraer

Embraer is a global aerospace company headquartered in Brazil, with businesses in Commercial and Executive Aviation, Defense and Security, and Agricultural Aviation. The company designs, develops, manufactures, and markets aircraft and systems, providing comprehensive after-sales services and support. Since its founding in 1969, Embraer has delivered over 9,000 aircraft. On average, one Embraer-manufactured aircraft takes off every 10 seconds somewhere in the world, transporting over 150 million passengers annually. Embraer is the leading manufacturer of commercial jets with up to 150 seats and the top exporter of high-value-added goods in Brazil. The company maintains industrial units, offices, service, and parts distribution centers across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations